RECEIVED FOR DEPOSIT AT
THE RECORDS OFFICE ON
MAY 22, 2018.
ARBUTUS BIOPHARMA CORPORATION
(the "Company")
ORDINARY RESOLUTION PASSED BY THE SHAREHOLDERS OF THE COMPANY AT THE SPECIAL MEETING OF THE SHAREHOLDERS HELD ON JANUARY 11, 2018
APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
The existing Articles of the Company be amended by deleting Part 28 thereof in its entirety and replacing it with the amended text of Part 28 substantially in the form attached as Exhibit B to the Company’s Management Proxy Statement/Circular dated December 6, 2017 pursuant to which: (i) Roivant Sciences Ltd. (“Roivant”) would have the right until October 16, 2021, subject to certain conditions, to nominate up to three members of the Board (at least one of whom must be "independent" within the meaning of the Articles, if Roivant has three nominees), and (ii) for so long as Roivant has such nomination rights, the total number of directors of the Company would not, without the prior written consent of Roivant, be permitted to exceed seven directors, the majority of whom would be required to be "independent", and such resolution is hereby confirmed, approved and adopted in all respects.

2.
Pursuant to Section 259 of the Business Corporations Act (British Columbia), the foregoing resolution altering the Articles of the Company will not be effective until the resolution has been received for deposit at the Company’s records office.

3.
Any officer or director of the Company is hereby authorized, acting for, in the name of and on behalf of the Company, to execute, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments, and to do or cause to be done all such other acts and things, as such officer or director determines to be necessary or desirable in order to carry out the intent of the foregoing paragraph of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

4.
Notwithstanding that the foregoing resolution has been duly passed by the shareholders, the directors of the Company be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders, to (a) decide on the timing of the implementation of all or any part of the amendment to Part 28 of the Articles, or (b) decide not to proceed with the foregoing amendment to Part 28 of the Articles of the Company and revoke the whole or part of these resolutions before they are acted on.”

CERTIFIED A TRUE COPY as of the 22nd day of May, 2018.

/s/ Mark Murray
                        Mark Murray
                        Title: President

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AMENDMENT TO ARTICLES OF
ARBUTUS BIOPHARMA CORPORATION
Part 28 - Director Election Matters
Definitions

1.	In this Part, the following terms shall have the meanings assigned to them below:

(a)	“Company Shares” means the common shares in the capital of the Company as constituted on the date hereof;

(b)
“Independence Standards” means means the standards set forth in NASDAQ Marketplace Rule 5605(a)(2) or any successor rule thereto, but not including the requirements for audit committee members set forth in NASDAQ Marketplace Rule 5605(c);

(c)
“Partially Diluted Basis” means the sum of (i) the total number of Company Shares beneficially owned by RS and (ii) the total number of Company Shares into which the Series A Preferred Shares beneficially owned by RS would be converted, assuming all Preferred Shares held by RS on any applicable date were converted into Company Shares as of the Mandatory Conversion Date, and outstanding Company Shares shall be determined based on the sum of (x) the number of outstanding Company Shares as of the date of determination and (y) the number of Company Shares that would be issued on conversion of the Series A Preferred Shares, assuming all Preferred Shares held by RS on any applicable date were converted into Company Shares as of the Mandatory Conversion Date.

(d)
“Record Date Notice” means the date of the letter filed on SEDAR by the Company’s registrar and transfer agent giving notice of the record date for determination of the shareholders entitled to notice of and to vote at any Shareholder Meeting; and

(e)
“Shareholder Meeting” means an annual general meeting of shareholders or special meeting of shareholders of the Company called for the purpose of electing directors to the board of directors of the Company.

Election of Directors

2.
For so long as Roivant Sciences Ltd. (the "Nominating Shareholder" or “RS”) has “beneficial ownership” (as defined pursuant Rule 13d-3 under the United States, Securities Exchange Act of 1934, as amended) (“Beneficial Ownership”) or exercises control or direction over not less than:

(a)
thirty- percent (30%) of the issued and outstanding Company Shares calculated on a Partially Diluted Basis as at the Record Date Notice, RS has the right to nominate three (3) individuals for election to the board of directors of the Company at each Shareholder Meeting, one (1) of whom must satisfy the Independence Standards; and

(b)
twenty- percent (20%) of the issued and outstanding Company Shares calculated on a Partially Diluted Basis as at the Record Date Notice, RS has the right to nominate two (2) individuals for election to the board of directors of the Company at each Shareholder Meeting; and

(c)
ten percent (10%) of the issued and outstanding Company Shares calculated on a Partially Diluted Basis as at the Record Date Notice, RS has the right to nominate one (1) individual for election to the board of directors of the Company at each Shareholder Meeting,

(where such designee directors are referred to as the "RS Nominated Directors").

3.
Upon the Nominating Shareholder having Beneficial Ownership or exercising control or direction over less than ten percent (10%) of the outstanding Company Shares calculated on a Partially Diluted Basis as at the Record Date Notice, the nomination rights provided under Section 2 will be of no further force and effect.

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Number of Directors

4.
For so long as the Nominating Shareholder has a right to nominate one or more directors under Section 2 of this Part 28, the number of directors of the Company shall not exceed seven (7) directors, at least a majority of whom must satisfy the Independence Standards, without the prior written consent of the Nominating Shareholder.

Nomination Procedure

5.	For so long as the Nominating Shareholder has a right to nominate one or more directors under Section 1 of this Part 28:

(a)
No earlier than ninety (90) days and no later than sixty (60) days prior to the date of each Shareholder Meeting, the Company shall notify RS in writing of the date of the Shareholder Meeting (the “Company Notice”). The Company Notice shall specify the total number of Company Shares issued and outstanding calculated on a Partially Diluted Basis as at the Record Date Notice.

(b)
RS shall have the right and option, exercisable within fifteen (15) days from receipt of the Company Notice (the “Nomination Right Notice Period”) by written notice to the Company (the “Nomination Notice”) to exercise the Nomination Right. If RS wishes to exercise the Nomination Right, RS must specify in the Nomination Notice (i) the number of Company Shares beneficially owned by the Nominating Shareholder as at the date of the Nomination Notice, (ii) the name of the individual(s) RS wishes to nominate for election to the board of directors of the Company, and (iii) confirm that the nominee(s) are eligible to act as director(s) under the Act or, if the Company is otherwise governed by another statue or regime, that the nominee(s) are eligible to act as a director under such statute or regime. As soon as reasonably possible after the request by the Company, duly completed forms and any other information in respect of the RS Nominated Directors, as required by the relevant stock exchange, shall be provided by the RS Nominated Directors.

(c)
If RS fails to deliver a Nomination Notice in response to a Company Notice within the Nomination Right Notice Period, then the Company will not be required to nominate individuals identified by RS for election to the board of directors of the Company at the Shareholder Meeting with respect to which RS failed to deliver the Nomination Notice, and RS shall have the right to nominate person(s) for election to the board of directors of the Company at the next Shareholder Meeting in accordance with this Part 28.

(d)
If RS delivers a Nomination Notice in response to a Company Notice within the Nomination Right Notice Period then, subject only to the nominee(s) identified in the Nomination Notice being eligible to act as director(s) of the Company, the Company shall (i) nominate the RS nominee(s) to stand for election to the board of directors of the Company at the Shareholder Meeting, and (ii) solicit proxies from the holders of Company Shares in respect thereof which will be satisfied by delivery of a form of proxy to the holders of Company Shares following standard procedures consistent with past practice. For greater certainty, the Company (x) shall not be required to retain a third party solicitation agent, and (y) shall include the name of the RS nominee(s) to stand for election to the board of directors of the Company in the proxy to be delivered to each holder of Company Shares in respect of the Shareholder Meeting. The Nominating Shareholder shall also provide to the Company such other information regarding the RS nominee(s) as may be reasonably requested by the Company so as to comply with applicable proxy disclosure requirements under applicable securities laws, together with such other information, including a biography of the RS Nominated Directors, that is consistent with the information the Company intends to publish about management nominees as directors of the Company in the information circular to be prepared by the Company in connection with the election of directors at a Shareholder Meeting.

Pursuant to the Board Consent Resolutions dated April 23, 2018 approving the Agreement Re: Governance Amendments with Roivant Sciences LTD dated April 22, 2018, the Shareholders resolution amending Part 27 Transitional Governance Matters of the Articles of the Company passed at the January 11, 2018 Special Meeting was not implemented.
Part 28 Director Election Matters replacing in its entirety the Part 28 to Articles by ordinary resolutions deposited at the Records Office on May 22, 2018.

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Casual Vacancies

6.
a director prior to the expiration of his or her term as a director, such vacancy on the board of directors shall be filled by the remaining directors with the nominee identified by RS promptly. The Company shall use all commercially reasonable steps, promptly upon receipt by it of a written notice from RS to fill such vacancy, as are necessary to call (no later than five (5) days following notice of such identified nominee by RS) a meeting of the board of directors to vote on the appointment of such Shareholder Designee to fill such vacancy (or to obtain a vote of the directors by way of unanimous written resolution) and take all such other steps as are required by the Act with respect to such appointment.

Transitional Period

7.
This Part 28 shall remain in effect until the date that is the earlier of (i) forty-eight (48) months following the first issuance of Series A Preferred Shares and (ii) the date RS no longer has a right to nominate one or more directors under Section 1 of this Part 28.

Inconsistencies

8.	In the event of an inconsistency between a provision of this Part 28 and any other provision of these Articles, the provision of this Part 28 shall prevail.

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